14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

December 6, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn:	Ms. Cheryl Brown

	Re:	RedHawk Acquisition I Corp. Draft Registration Statement on Form S-1 Filed October 7, 2024 CIK No. 0002032260

Dear Ms. Brown:

On behalf of RedHawk Acquisition I Corp. (the “Company”) and in response to the comments set forth in your letter dated October 28, 2024, we are writing to supply the information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter. Note that we have also publicly filed the registration statement on Form S-1 as part of our response to the Staff’s comments which is being filed concurrently with this response letter on EDGAR.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

Comment 1.

We note your response to prior comment 2, and we reissue the comment. You continue to state in the last paragraph on page 2, in the first paragraph on page 7, and several times in Note 1 that funds will be returned after 18 months, without providing the additional explanatory text.

Response 1.

Concurrent with the filing herewith, the Company filed publicly its Registration Statement on Form S-1 (the “Filing”) and where, in response to the Staff’s comment, we have updated our disclosures with the additional explanatory text in the noted areas and elsewhere in the Filing.

Series A Preferred Stock, page 25

Comment 2.

Please expand your disclosure under "Conversion" to clarify how the 4.99% limitation would operate in the event that holders seek to convert all of the Series A Preferred into common stock. Disclose whether the holders currently hold more than the 4.99% limitation or if such conversion would yield ownership over that amount regardless of their current holdings. If so, discuss whether the terms effectively eliminate the possibility to convert the Series A until there are substantially more shares of common stock outstanding.

Response 2.

Concurrent with the filing herewith, the Company filed the Filing which revised the “Series A Preferred Stock” subsection to expand the disclosure under "Conversion" to clarify how the 4.99% limitation would operate in the event that holders seek to convert all of the Series A Preferred into common stock. In addition, disclosure whether the holders currently hold more than the 4.99% limitation or if such conversion would yield ownership over that amount regardless of their current holdings was added.

Directors, Executive Officers, Promoters and Control Persons, page 34

Comment 3.

We note your response to prior comment 19. It appears that certain individuals not named in this section are identified as members of your "management team" in other materials you provided. Please revise or expand the disclosure in this section as appropriate, or advise.

Response 3.

In response to the Staff’s comment, we have updated our disclosures in the Filing on page 34 to include biographies of Messrs. Schissler, Grober and Hajee as control persons.

Should you have any questions, please do not hesitate to contact me at (801) 634-1984 or via email at brian@businesslegaladvisor.com.

Yours truly,

Business Legal Advisors, LLC

Brian Higley, Esq.

cc: RedHawk Acquisition I Corp.

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